EXHIBIT 99.2

ASX ANNOUNCEMENT

(ASX: NVX)

26 October 2023

NOVONIX to Host Third Quarter 2023 Operations Update

BRISBANE, Australia, October 26, 2023 – NOVONIX Limited (NASDAQ: NVX, ASX: NVX) (“NOVONIX” or the “Company”), a leading battery materials and technology company, today announced that NOVONIX CEO, Dr. Chris Burns, will provide a review of the quarterly activities for the third quarter ending September 30, 2023.

The webcast and presentation materials will be available Thursday, October 26, 2023 after markets close at 5:30 pm EDT or Friday, October 27, 2023 at 8:30 am AEDT for interested parties in Australia.

The webcast and presentation will be available on the NOVONIX investor relations website.

This announcement has been authorized for release by NOVONIX Chairman, Admiral Robert J. Natter, USN Ret.

About NOVONIX

NOVONIX is a leading battery technology company revolutionizing the global lithium-ion battery industry with innovative, sustainable technologies, high-performance materials, and more efficient production methods. The company manufactures industry-leading battery cell testing equipment, is growing its high-performance synthetic graphite anode material manufacturing operations, and has developed an all-dry, zero-waste cathode synthesis process. Through advanced R&D capabilities, proprietary technology, and strategic partnerships, NOVONIX has gained a prominent position in the electric vehicle and energy storage systems battery industry and is powering a cleaner energy future. To learn more, visit us at www.novonixgroup.com or on LinkedIn, and X.

For NOVONIX Limited

Scott Espenshade, ir@novonixgroup.com (investors)

Lori Mcleod, media@novonixgroup.com (media)

NOVONIX Limited (ASX: NVX)

ACN 157 690 830

Level 38, 71 Eagle Street

Brisbane QLD 4000

AUSTRALIA